UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Shell Management Changes

Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., announced today a series of management changes with immediate effect.

Sir Philip Watts has stepped down as Chairman of the Board of The “Shell” Transport and Trading Company, p.l.c., and as Managing Director, by mutual consent. Mr Jeroen van der Veer, the President of Royal Dutch Petroleum, will succeed him as Chairman of the Committee of Managing Directors.

Lord Oxburgh has been appointed interim non-executive chairman of The Shell Transport and Trading Company, p.l.c. Mr Malcolm Brinded has been appointed a Director and Managing Director of the Company and will serve as Vice Chairman of the Committee of Managing Directors. Mr Brinded will step down from the Board of Management of Royal Dutch Petroleum Company and offer himself for election by shareholders of The “Shell” Transport and Trading Company, p.l.c., at the forthcoming Annual General Meeting.

Mr Walter van de Vijver has stepped down from the Board of Management of Royal Dutch Petroleum Company and as a Group Managing Director, by mutual consent. Mr van de Vijver’s duties as Chief Executive of Shell’s Exploration and Production business will be assumed by Mr Brinded, in addition to his current responsibilities for the Gas and Power business.

Mr Rob Routs, currently a member of the Board of Management of Royal Dutch Petroleum, will assume Mr van der Veer’s responsibility for the Chemicals business in addition to his current responsibilities for the Oil Products business. Ms Judith Boynton will continue as a Managing Director of the “Shell” Transport and Trading Company, p.l.c., and as Chief Financial Officer.

Contact:

Simon Henry	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations:
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Herman Kievits	+31 70 377 8750

The Hague, March 3, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: 3 March 2004